This announcement is neither an offer to purchase nor a solicitation of an offer to sell any securities of HSE Integrated Ltd. The Offer (as defined below) is made solely by the Offer to Purchase and Circular (each as defined below) and any amendments or supplements thereto. The Offer is being made to (and deposits will be accepted on behalf of) all holders of common shares of HSE Integrated Ltd., except those holders in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction.

August 13, 2009

FORUM NATIONAL INVESTMENTS LTD.

NOTICE OF OFFER TO PURCHASE
all of the outstanding common shares of

HSE INTEGRATED LTD.

on the basis of one Forum Share for four common share of HSE Integrated Ltd.

Forum National Investments Ltd. (“Forum” or the “Offeror”) hereby offers (the “Offer”) to purchase, upon the terms and subject to the conditions described herein, all of the issued and outstanding common shares (the “HSE Shares”) of HSE Integrated Ltd. (“HSE”), including any HSE Shares that may become issued and outstanding after the date of this Offer but prior to the Expiry Time upon the conversion, exchange or exercise of any securities of HSE that are convertible into or exchangeable or exercisable for HSE Shares. The Offer is subject to the terms and conditions set forth in the offer to purchase (the “Offer to Purchase”) and accompanying offering circular (the “Circular”) dated August 12, 2009 and the Letter of Transmittal and the Notice of Guaranteed Delivery (collectively, the “Offer Documents”), copies of which will be filed with the securities regulatory authorities in Canada on August 13, 2009.

The Offer will not be extended to holders who are U.S. Persons (as defined in Rule 902(k)) of Regulation S under the United States Securities Act of 1933, as amended, and the rules and regulations promulgated pursuant thereto and other HSE Shareholders who are resident in jurisdictions in which Forum Shares may not be lawfully delivered.

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. EASTERN STANDARD TIME ON SEPTEMBER 21, 2009, UNLESS THE OFFER IS EXTENDED OR WITHDRAWN BY FORUM (THE “EXPIRY TIME”).

The Offer is conditional upon, among other things, there being validly deposited under the Offer and not withdrawn at the Expiry Time, such number of HSE Shares as constitutes at least 17% of the issued and outstanding HSE Shares at the Expiry Time (calculated on a fully-diluted basis including any HSE Shares that are issuable upon exercise of options to purchase HSE Shares (“HSE Options”), warrants to purchase HSE Shares (“HSE Warrants”) and other rights to acquire HSE Shares). Each of the conditions of the Offer is set forth in Section 2 of the Offer, “Conditions of the Offer”.

As of the date hereof, Forum, beneficially owns, directly or indirectly 2,191,500 HSE Shares. The Forum Shares are listed on the OTC Bulletin Board in the United States under the symbol “FMNLF.OB”. The HSE Shares are listed on the TSX under the symbol “HSL”. On August 11, 2009, the closing prices of the Forum Shares were US$ 2.34 (CDN$ 2.57) on the OTC Bulletin Board and the closing price of the HSE Shares was CDN$ 0.55 on the TSX. Based on the closing price of the Forum Shares on the OTC Bulletin Board on August 11, 2009, the Offer represents a premium of approximately 14% over the closing price of the HSE Shares on the TSX for the same date. Based on the volume-weighted average price of the Forum Shares on the OTC Bulletin for the 20 trading days ended August 11, 2009 (US$ 2.31/CDN$ 2.54), the Offer represents a premium of approximately 20% over the volume-weighted average price of the HSE Shares (CDN$ 0.51) on the TSX for the same period.

On July 16, 2009, the last trading day prior to Forum’s announcement of its intention to make the Offer, the closing prices of the Forum Shares were US$ 2.90 (CDN$ 3.25) on the OTC Bulletin Board and the closing price of the HSE Shares was CDN$ 0.56 on the TSX. Based on the closing price of the Forum Shares on the OTC Bulletin Board on July 16, 2009, the Offer represents a premium of approximately 31% over the closing price of the HSE Shares on the TSX for the same date. Based on the volume-weighted average price of the Forum Shares on the OTC Bulletin for the 20 trading days ended July 16, 2009 (US$ 3.43/CDN$ 3.85), the Offer represents a premium of approximately 55% over the volume-weighted average price of the HSE Shares (CDN$ 0.43) on the TSX for the same period.

Holders of the HSE Shares (the “HSE Shareholders”) who wish to accept the Offer and deposit their HSE Shares must properly complete and execute a Letter of Transmittal or a manually signed facsimile thereof and deposit it, together with the certificates representing their HSE Shares and all other required documents, at one of the offices of Kingsdale Shareholder Services (the “Depositary”) in accordance with the instructions in the Letter of Transmittal or request their broker, dealer, commercial bank, trust company or other nominee to effect the transaction on their behalf. Alternatively, (1) HSE Shareholders may accept the Offer by following the procedures for book-entry transfer of HSE Shares described in Section 5 of the Offer, “Manner of Acceptance - Acceptance by Book-Entry Transfer”; or (2) HSE Shareholders may accept the Offer where the certificates representing the HSE Shares are not immediately available, or if the certificates and all of the required documents cannot be provided to the Depositary before the Expiry Time, by following the procedures for guaranteed delivery described in Section 5 of the Offer to Purchase, “Manner of Acceptance - Procedure for Guaranteed Delivery”, using a Notice of Guaranteed Delivery or a manually signed facsimile thereof. HSE Shareholders whose HSE Shares are registered in the name of a nominee should consult their broker, investment dealer, bank, trust company or other nominee for assistance in depositing their HSE Shares. HSE Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their HSE Shares directly with the Depositary. HSE Shareholders may withdraw HSE Shares tendered to the Offer at any time (i) before HSE Shares deposited under the Offer are taken up by Forum under the Offer, (ii) if the HSE Shares have not been paid for by Forum within three business days after having been taken up, and (iii) in certain other circumstances described in Section 8 of the Offer to Purchase, “Right to Withdraw Deposited HSE Shares.”

The tax consequences to HSE Shareholders in Canada relating to the disposition of HSE Shares are described in Sections 19 of the Circular. HSE Shareholders are encouraged to consult their own tax advisors.

The Offeror has requested from HSE the use of its list of HSE Shareholders and security position listings for the purpose of disseminating the Offer Documents to HSE Shareholders. Upon compliance with this request by HSE, the Offer Documents and other relevant materials will be mailed to HSE Shareholders of record and furnished to brokers, dealers, banks, trust companies and similar persons, whose names or the names of whose nominees appear on the list of HSE Shareholders or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of HSE Shares.

The information contained in this advertisement is a summary only. The Offer is being made solely by the Offer Documents. You should read the Offer Documents carefully before making any decision with respect to the Offer because they contain important information. The Offer Documents are being filed today with the securities regulatory authorities in Canada and will be available for free through the internet at www.sedar.com. Copies of these documents may also be obtained without charge from Kingsdale Shareholder Services Inc. Questions and requests for assistance may be directed to Kingsdale Shareholder Services Inc. at the telephone numbers and addresses set out below. HSE Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Depositary and Information Agent for the Offer is:

Kingsdale Shareholder Services Inc.

By Mail	By Registered Mail, Hand or by	North American Toll Free Phone:
Kingsdale Shareholder	Courier:	1-866-879-7644
Services Inc.	Kingsdale Shareholder	E-mail:
The Exchange Tower	Services Inc.	contactus@kingsdaleshareholder.com
130 King Street West, Suite	The Exchange Tower	Facsimile: 416-867-2271
2950, P.O. Box 361	130 King Street West, Suite 2950	Toll Free Facsimile: 1-866-545-5580
Toronto, Ontario	Toronto, Ontario	Outside North America, Banks and
M5X 1E2	M5X 1E2	Brokers Call Collect: 416-867-2272